SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Glorious Victory for German Consumers over German Screenscraper Website

Ryanair, Europe's largest low fares airline, today (28th May 09) celebrated a glorious victory in the Hamburg Courts which upheld an earlier decision (of the Regional Court of Hamburg) to grant Ryanair an injunction preventing Vtours, an unauthorised ticket-tout website, from scraping Ryanair's website to resell its flights at inflated prices in breach of Ryanair's Terms of Use.

The Higher Hamburg Court found that the scraping of Ryanair's website to resell Ryanair's flights at higher fares is unlawful in Germany. Vtours now remains banned from reselling Ryanair's flights at inflated prices or with hidden charges to German consumers.

Ryanair allows "price comparison only" websites to access its timetable and pricing information, for an annual charitable donation of €100, in order to compare Ryanair's guaranteed lowest fares with those of high fare, fuel surcharging, competitor airlines.  Ryanair continues to fight against all ticket-tout websites, like Vtours, which are selling Ryanair flights to consumers at inflated prices.

Ryanair's Stephen McNamara said:

"Ryanair celebrates a glorious victory for German consumers as it confirms that the European courts support Ryanair's fight to protect passengers against overcharging screenscraping ticket-touts.  These website ticket-touts mislead passengers by unlawfully reselling Ryanair's flights with hugely inflated fares and hidden charges.  Ryanair will continue its fight against these unlawful and misleading ticket-touts in the interest of passengers and today's decision of the Hamburg Courts is a victory for all German consumers and visitors.

"Vtours, like all other cost comparison websites, can enter into a licence agreement with Ryanair, for a charitable donation of just €100, which will allow it to legally provide consumers with genuine cost comparisons and guarantee that passengers are not subjected to sneaky hidden charges".

Ends.                                           Friday, 29th May 2009

For further information

Please contact:

Stephen McNamara                  Pauline McAlester

Ryanair Ltd                               Murray Consultants

Tel: +353-1-8121212                 Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  29 May 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary